Exhibit 21.1

Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation	Percentage Ownership
3e Network Technology Holdings Limited	British Virgin Islands	100%
3e Network Technology Company Limited	Hong Kong	100%
Maskmeta Limited	Hong Kong	100%
Guangzhou 3e Network Technology Company Limited	Guangzhou, Guangdong Province, PRC	40%